Donald L. Toker
202-624-2975
dtoker@crowell.com

May 23, 2005

Daniel F. Duchovny, Esq.
Office of Mergers & Acquisitions
United States Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	PEC Solutions, Inc. Schedule TO-T/A filed May 16, 2005 Filed by Nortel Networks Inc. and PS Merger Sub, Inc.

Dear Mr. Duchovny:

     Nortel Networks Inc. (“Parent”) and PS Merger Sub, Inc. (“Purchaser,” and together with Parent, the “bidders”) are filing concurrently herewith Amendment No. 3 to the above-referenced Schedule TO-T. The amendment incorporates responses of the bidders to the numbered comments in your letter of May 23, 2005. We have repeated your comments below, in bold font, and set out below each comment the bidders’ response to it. All defined terms are used with the meanings ascribed thereto in the Schedule TO-T.

Schedule TO-T

Offer to Purchase

Certain Information Concerning the Company – Page 11

1.	We note the supplemental materials submitted. Please reconcile the amounts for gross margin disclosed in the Offer to Purchase and included in the PEC Solutions’ financial projections as presented to the bidders.

     The bidders have revised the disclosures in response to the Staff’s comment.

The Merger Agreement – Page 18

2.	We note the revisions made in response to comment 10. Please make a similar revision in the first, partial, paragraph on page 26 in the initial offer to purchase.

Daniel F. Duchovny, Esq.
May 23, 2005

     The referenced disclosure relates to conditions to the Merger rather than the Offer. The bidders believe this disclosure accurately summarizes the conditions applicable to the Merger.

Schedule I

3.	We reissue comment 13 in part. We note that the description of the business experience of Mrs. Saucier, Mr. Smith, Jr., and Mr. Wilson does not clearly describe each person’s material occupations during the past five years. Confirm that the business activities currently described for each person comprise all such person’s material occupations during the past five years, or revise as appropriate.

     The bidders confirm that the business activities currently described for each such person comprise all such person’s material occupations during the past five years. The bidders have revised the disclosures in response to the Staff’s comment.

* * *

     We appreciate your timely consideration of these matters in your review of the filings referenced above. If you or others have any questions or would like additional information, please contact the undersigned at (202) 624-2975.

Very truly yours,
/s/ Donald Leo Toker
Donald Leo Toker